Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”) 6190 Agronomy Rd, Suite 405 Vancouver, BC V6T 1Z3

Item 2.	Date of Material Change

July 18, 2014

Item 3.	News Release

July 18, 2014 – Vancouver, Canada.

Item 4.	Summary of Material Change

Cardiome announced today the closing of a senior secured term loan facility of up to $22 million.

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated July 18, 2014.